SPDR Series Trust

One Lincoln Street

Boston, MA 02111

June 28, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SPDR Series Trust (File Nos. 333-57793 and 811-08839)

Request for Withdrawal of Post-Effective Amendment Filing

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), SPDR Series Trust (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of Post-Effective Amendment No. 95 to the Registrant’s Registration Statement on Form N-1A (“PEA No. 95”). Pursuant to Rule 485(a) under the Securities Act, PEA No. 95 was filed with the Securities and Exchange Commission via EDGAR Accession No. 0001193125-13-156161 on April 16, 2013 and is scheduled to become effective on July 1, 2013. PEA No. 95 related solely to the registration of the SPDR Russell Small Cap Completeness ETF (the “Fund”) as a new series of the Trust.

No securities were sold in connection with PEA No. 95.

Pursuant to the requirements of Rule 477 under the Securities Act, this application for withdrawal of PEA No. 95 has been signed by the Assistant Secretary of the Trust this 28th day of June, 2013.

If you have any questions regarding this filing, please contact W. John McGuire at (202) 373-6799.

SPDR SERIES TRUST

By:	/s/ Mark E. Tuttle
Name:	Mark E. Tuttle
Title:	Assistant Secretary